Exhibit 99.1

Regulated information Press Release 24 March 2016 7:00 am CET

Celyad reports 2015 Financial and Operating results

Another transformational year which opens up significant

development and value creation opportunities in the near

future

Strongest cash position to date

Key 2015 highlights:

•	Completion of CHART-1 patient enrolment and treatment, confirming availability of Phase III data results by end of June 2016.

•	CHART-2 IND approval by the FDA – trial initiation in H2 2016.

•	Acquisition of NKR-T immuno-oncology platform – Phase I/IIa trial ongoing.

•	€120 million raised in 2015.

Management guidance for 2016:

•	Top line data of CHART-1 Phase III trial by end of June 2016.

•	Initiation of CHART-2 in H2 2016.

•	Completion of NKR-2 dose escalation study.

•	Initiation of a solid tumor clinical program with NKR-2.

Mont-Saint-Guibert, Belgium – Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today provided an update on its recent operations and reported consolidated financial results for the twelve-month period ended 31 December 2015, prepared in accordance with IFRS.

Commenting on the 2015 results, Dr. Christian Homsy, CEO of Celyad: “2015 was another great year for Celyad, with tremendous progress made in our clinical programs and successful fund raisings that provide us the means to further develop the potential of our technology platforms. The Company has technologies that have the potential to position it as a fully integrated biotechnology leader, and we are looking forward to many value creation steps over the course of the next few months.”

www.celyad.com    |    1

Regulated information Press Release 24 March 2016 7:00 am CET

Conference call details

A conference call will be held on Thursday, March 24, 2016 at 6:00 p.m. (CET) / 1:00 p.m. (EDT) to review the financial results. Christian Homsy, Chief Executive Officer, and Patrick Jeanmart, Chief Financial Officer will deliver a brief presentation followed by a Q&A session. Participants are asked to call the assigned number approximately five minutes before the conference call begins.

The call can be accessed by dialing the numbers below and quoting conference ID 78283186:

●	Participants International Dial-In :	+44 (0)1452 560304

●	Belgium :	02 401 70 52

●	France :	01 70 70 07 85

●	UK :	0844 871 9299

●	US:	1 631 621 5256

2015 Financial and operating results

2015 was another transformational year for Celyad. In 2015, Celyad built the foundations for great accomplishments in the near future by realizing significant strategic, operational and financial milestones.

The acquisition of OnCyte LLC and its portfolio of clinical and preclinical assets in immuno-oncology in January 2015, positioned Celyad as an important international cell therapy player, making the transition from Belgian cell therapy company specialized in ischemic heart failure into an internationalised group that has the potential to develop clinical programs both in cardiovascular disease and in immuno-oncology, across Europe, U.S. and Asia.

On the operational side, we completed the enrolment and treatment of the last patient of our CHART-1 European phase III trial. We also received authorization from the U.S. FDA for clinical testing of C-Cure®, allowing the initiation of the CHART-2 Phase III clinical trial in the U.S with the use of our proprietary catheter C-CATHez™.

On the financing side, we raised more than EUR 120 million (gross proceeds) through a private placement and an Initial Public Offering on NASDAQ, respectively closed in March and June 2015. Based on its current scope of activities, the Company estimates its cash position is sufficient to secure the funding of all our preclinical and clinical development programs until end of 2017.

www.celyad.com    |    2

Regulated information Press Release 24 March 2016 7:00 am CET

Here are the important operational and financial highlights of 2015:

Operational highlights

Clinical Developments in Cardiology – C-Cure®

•	Recommendation from the Data Safety Monitoring Board, or DSMB, to not discontinue the CHART-1 Phase III trial for C-Cure® based on its review of unblinded safety and efficacy data from treated and control patients. The DSMB determined that the data did not support discontinuation of the trial on the basis of futility. Furthermore, the DSMB recommended continuation of the trial with no protocol changes.

•	Completion of patient enrolment and dosing in the CHART-1 clinical trial for C-Cure® conducted in Europe and Israel, triggering the 9-month follow-up period. Top line data of CHART-1 will be disclosed in June 2016.

•	European Medicines Agency (EMA) delivered product-specific paediatric waiver for C-Cure® for the treatment of ischemic heart failure.

•	Initiation of the certification by the EMA of the non-clinical data of C-Cure® aimed to prepare the submission of a marketing-authorization application.

•	U.S. Food and Drug Administration (FDA) authorized the Company’s Investigational New Drug (IND) application to proceed thus allowing the clinical testing of C-Cure® cardiopoietic cells delivered by Celyad’s proprietary catheter C-CATHez™ in U.S. Phase III trial, CHART-2.

Clinical Developments in Oncology

•	Entering into the immune-oncology field with the acquisition of OnCyte LLC CAR T-Cell portfolio from Celdara Medical. Portfolio includes three autologous CAR T-Cell cell therapy products and an allogeneic T-Cell platform, targeting a broad range of cancer indications.

•	Issuance of the US Patent 9,181,527 relating to allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). This patent significantly strengthens Celyad’s intellectual property portfolio.

•	Completion of the 30-day safety follow-up of first cohort in NKR-T Phase I/IIa trial demonstrating the absence of toxic response of NKR-T in the first dose tested ever in humans.

•	Infusion and 30 day-safety follow-up of the first patient of the second cohort in NKR-T-cell Phase I/IIa trial conducted at the Dana Farber Cancer Institute in Boston, USA.

www.celyad.com    |    3

Regulated information Press Release 24 March 2016 7:00 am CET

Corporate and financial highlights

Corporate

•	Change of corporate name and branding to reflect investment and diversification strategy – Cardio3 BioSciences became Celyad on 5 May 2015.

•	New collaboration and distribution agreement with Hong-Kong based partner, Medisun International Limited (“Medisun”). Under the terms of the new license agreement, Celyad will conduct all clinical development and undertake any regulatory steps necessary for market approval in China, Hong-Kong, Taiwan and Macau (collectively “Greater China”). With a minimum of €20 million, these activities will be funded by Medisun.

•	Appointment of 6 senior executives and directors to strengthen the Group’s managing bodies in order to support the Group’s ambitions to become a global leader in specialty therapeutics and reinforce its position in both cardiology and oncology.

Finance

•	Completion of a €32 million gross proceeds private placement of ordinary shares to institutional investors in the U.S. and Europe.

•	Completion of a $100 million gross proceeds IPO on the NASDAQ by issuance of American Depositary Shares and ordinary shares to institutional investors in the U.S. and Europe, respectively.

•	Cash of €108 million as of 31 December 2015.

Highlights of 2016

The momentum generated by our progress during 2015 has carried through into the start of 2016. Most notably, the Group has reported the following highlights in oncology:

•	A strategic partnership with Inserm’s “Cancer and Immunity” Unit of Institut Curie in Paris, France, to further develop our NKR-T pipeline in cellular immunotherapies for cancer. Through this partnership, Celyad and Institut Curie will pool their expertise to progress Celyad’s immuno-oncology pipeline aimed at bringing novel cellular immunotherapies to cancer patients. The partnership will build on Institut Curie’s first-in-class expertise and state of the art translational, preclinical and clinical know-how in cancer biology and immunology, and Celyad’s well recognized cell therapy and cell manufacturing capabilities.

•	Issuance of United States Patent No. 9,273,283 relating to a method of producing allogeneic primary human T cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). The US Patent 9,273,283 is the second patent of Celyad’s allogeneic intellectual property portfolio that is awarded by the United States Patent and Trademark Office (USPTO). This new patent strengthens Celyad’s Intellectual Property position for its proprietary CAR T cells by adding broadly protecting methods for making these modified allogeneic T cells, and providing them as medicines. By reinforcing the Company’s patent portfolio within the CAR-T field, Celyad confirms its leadership in engineered cell therapy, and in the allogeneic CAR T space.

www.celyad.com    |    4

Regulated information Press Release 24 March 2016 7:00 am CET

•	Completion of the 21-day safety follow-up of the last patient enrolled in the second dose level and the treatment of the first patient from the third dose, in the Phase I/IIa clinical trial evaluating the safety and feasibility of its NKR-2 T-cell therapy using T-cells with NKG2D receptor in cancer patients suffering from acute myeloid leukemia (AML) or multiple myeloma (MM). Data readouts from the first 12 patients treated in the Phase I portion are expected in mid-2016.

Finally, on the cardiology side, we notified the European Medicines Agency (EMA) of our intent to submit a Marketing Authorization Application (MAA) for C-Cure® in November 2016.

Annual Report 2015

Celyad will publish its audited Annual Report for the year ended 31 December 2015 on or around 7 April 2016. The statutory auditor, PWC Bedrijfsrevisoren – Réviseurs d“Entreprises, represented by Patrick Mortroux, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material adjustments which would have to be made to the financial information as at and for the year ended 31 December 2015 included in the Company“s annual announcement.

***END***

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a next generation portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 (NKG2D CAR T-cell), entered a Phase I clinical trial in April 2015.

www.celyad.com    |    5

Regulated information Press Release 24 March 2016 7:00 am CET

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CATHez, OnCyte, Celyad, CHART-1, CHART-2 and associated logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

www.celyad.com    |    6

Regulated information Press Release 24 March 2016 7:00 am CET

Consolidated statement of comprehensive loss

(€‘000)	For the year ended 31 December
	2015	2014
Net Sales	3	146

Manufacturing expenses	(6,382)	(5,251)
Clinical, Quality & Regulatory Expenses	(10,486)	(7,752)
Research and Development expenses	(5,899)	(2,977)
General administrative expenses	(7,230)	(5,016)
Other operating income	322	4,413

Operating Loss-EBIT	(29,672)	(16,437)

Financial income	542	277
Financial expenses	(236)	(41)
Share of Loss of investments accounted for using the equity method	252	(252)

Loss before taxes	(29,114)	(16,453)
Income taxes	—	—
Loss for the year	(29,114)	(16,453)

Basic and diluted loss per share (in €)	(3.43)	(2.44)

Other comprehensive loss
Items that will not be reclassified to profit and loss	16	(154)
Remeasurements of post employment benefit obligations, net of tax	16	(154)
Items that may be subsequently reclassified to profit or loss	485	(10)
Currency translation differences	485	(10)
Other comprehensive loss for the year, net of tax	501	(164)
Total comprehensive loss for the year	(28,613)	(16,617)
Total comprehensive loss for the year attributable to Equity Holders [1]	(28,613)	(16,617)

[1]	For 2015 and 2014, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

www.celyad.com    |    7

Regulated information Press Release 24 March 2016 7:00 am CET

Consolidated statement of financial position

(€’000)	For the year ended 31 December
	2015	2014
NON-CURRENT ASSETS	50,105	11,041
Intangible assets	48,789	10,266
Property, Plant and Equipment	1,136	598
Investment accounted for using the equity method	—	68
Other non-current assets	180	109
CURRENT ASSETS	109,419	32,935
Trade and Other Receivables	549	830
Grants receivables	104	1,009
Other current assets	1,254	792
Short term investments	7,338	2,671
Cash and cash equivalents	100,175	27,633

TOTAL ASSETS	159,525	43,976

EQUITY	111,473	26,684
Share Capital	32,571	24,615
Share premium	158,010	53,302
Other reserves	21,205	19,982
Retained loss	(100,313)	(71,215)
NON-CURRENT LIABILITIES	36,562	11,239
Finance leases	427	279
Advances repayable	10,484	10,778
Contingent liabilities	25,529
Post employment benefits	121	182
CURRENT LIABILITIES	11,490	6,053
Finance leases	248	134
Advances repayable	898	777
Trade payables	8,576	4,042
Other current liabilities	1,768	1,100

TOTAL EQUITY AND LIABILITIES	159,525	43,976

www.celyad.com    |    8

Regulated information Press Release 24 March 2016 7:00 am CET

Consolidated statement of Cash flows

(€‘000)	For the year ended 31 December
	2015	2014
Cash Flow from operating activities
Net Loss for the year	(29,114)	(16,453)
Non-cash adjustments
Depreciation	273	193
Amortisation	760	677
Post Employment Benefit	(45)	28
Share of loss in company consol. under equity method	—	252
Deconsolidation of. CELYAD Asia Ltd.	60	(312)
Change in fair value valuation of RCA’s	(84)
Reversal provision for reimbursement RCAs	—	(507)
Proceeds of grants and advances	(1,647)	(2,418)
Currency translation adjustment	(21)
Share-based payments	795	1,098
Change in working capital
Trade receivables, other receivables	653	(2,048)
Trade payables, other payable and accruals	1,066	2,076
Net cash (used in)/from operations	(27,303)	(17,414)

Cash Flow from investing activities
Acquisitions of Property, Plant & Equipment	(811)	(590)
Acquisitions of Intangible assets	(27)	(50)
Acquisition of short term investment	(5,000)	—
Proceeds from Short Term Investments	333	372
Acquisition of Corquest Medical Inc	—	(1,500)
Acquisition of Oncyte LLC	(5,186)	—
Net cash used in investing activities	(10,691)	(1,768)

Cash flows from financing activities
Proceeds from borrowings	451	444
Repayments of finance leases	(188)	(138)
Proceeds from issuance of shares and exercise of warrants	109,154	25,305
Proceeds from RCAs & other grants	1,647	2,418
Repayment of advances	(529)	(272)
Net cash from financing activities	110,535	27,757
Net cash and cash equivalents at beginning of the period	27,633	19,058
Change in net cash and cash equivalents	72,542	8,575
Net cash and cash equivalents at the end of the period	100,175	27,633

www.celyad.com    |    9

Regulated information Press Release 24 March 2016 7:00 am CET

Consolidated statement of changes in equity

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of 1st January 2015	24.615	53.302	19.982	(71.215)	26.684
Capital increase in cash	7,607	112,104			119,711
Capital increase (Acquisition Oncyte)	326	3,126			3,452
Exercise of warrants	23	196			219
Share-based payments		59	736		795
Transaction costs associated with capital increases		(10,776)	0		(10,776)

Total transactions with owners, recognized directly in equity	7,956	104,709	736	0	113,401
Loss for the year				(29,114)	(29,114)
Currency Translation differences			487		487
Remeasurements of defined benefit obligation				16	16

Total comprehensive gain/(loss) for the year			546	(29,098)	(28,611)

Balance as of 31 December 2015	32,571	158,010	21,205	(100,313)	111,473

www.celyad.com    |    10